UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 10, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

OncoGenex Technologies, Inc.

File No. 333-139293 - CF#27699

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OncoGenex Pharmaceuticals, Inc. (successor to OncoGenex Technologies, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information OncoGenex Technologies, Inc. excluded from the Exhibits to a Form F-1 filed on December 13, 2006, as amended.

Based on representations by OncoGenex Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4   through December 13, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel